UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, January 30, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Public Ministry Notification

Dear Sirs:

By means of this letter, we comply with communicating as a Relevant Information Communication, that today we have received a notification from Judge Richard Concepción Carhuancho for which he summons our company Graña y Montero S.A.A. and our subsidiary GyM S.A. - as well as other companies - to a Hearing of Incorporation of Legal Entities, for February 16 of this year.

This summoning is in response to the request of the Public Ministry to incorporate the companies as investigated subjects in the investigation followed in relation to the IIRSAs.

The company indicates its willingness to collaborate with the investigations that the Public Prosecutor's Office is carrying out.

However, it is important to ratify that the company will exercise its right of defense and categorically rejects that that concept applies to Graña y Montero S.A.A or GyM S.A., since these companies are not organizations designed to corrupt officials, but on the contrary, we are an organization where there is no room for irregular practices or fraud.

We reiterate, furthermore, that the Graña y Montero Group is not aware of any executive or former executive having participated in acts of corruption and, if it were otherwise, it will not hesitate to take the corresponding actions.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: January 30, 2018